TSX
Exchange "VIR"
ViRexx Medical Corp.                                 For
Immediate Release

           VIREXX ANNOUNCES THIRD QUARTER RESULTS

EDMONTON, ALBERTA - November 14, 2005 - ViRexx Medical Corp. (TSX: VIR) a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced its 2005 third quarter financial and operational results.
"ViRexx's product pipeline continued to demonstrate clinical progress during the third quarter. Enrollment in the two Phase III trials for OvaRexr MAb continues to grow and the trials are on schedule to complete enrollment in the first quarter of next year. Furthermore, we anticipate the Phase II OvaRexr MAb trial will complete enrollment in the fourth quarter," said Marc Canton, President and Chief Operating Officer of ViRexx. "With the enrollment in each of these three trials progressing smoothly, the clinical plan for OvaRexr MAb remains on track."

Product Development Highlights
During  the  third  quarter of 2005, the  operational  highlights included:
- Enrollment continued in the two Phase III trials for OvaRexr MAb, a therapy for the treatment of late-stage ovarian cancer. To date 312 of a targeted 354 patients have been enrolled in the combined trials. The two trials are on pace to complete enrollment by the first quarter of 2006.
- Enrollment in the OvaRexr MAb Phase II trial to study its use as an adjuvant to platinum-based front line chemotherapy in the treatment of advanced ovarian cancer patients reached 34 of a targeted 40 patients.
- Enrollment continued in the OcclusinT 50 Injection Phase I liver cancer trial and patient recruitment is expected to be completed in the fourth quarter of 2005.
- Protein Sciences, the Company's contract manufacturer, is expected to complete the manufacturing of the clinical material for the HepaVaxx B Phase I trial in the fourth quarter. Once the manufactured product is available the Company intends to file a Clinical Trial Application ("CTA") with Health Canada to initiate the clinical trial.

Financial Highlights
(All amounts reported are in Canadian dollars unless otherwise stated)

The Company reported a net loss of $2,005,191 or ($0.04) per share for the three-month period ended September 30, 2005, as compared with $962,987 or ($0.04) per share, for the corresponding period last year. The Company reported a net loss for the nine-month period ended September 30, 2005 of $5,716,701 or ($0.10) per share, as compared with $2,306,190 or ($0.09) per share, for the same period last year. The expenditure increase is primarily attributable to an increase in preclinical, product development and clinical trial activity.

Research and development expenses for the third quarter were $1,290,690, an increase of $692,173 compared with $389,672 for the corresponding period last year. Research and development expenses for the nine-month period ended September 30, 2005, totaled $3,279,150, an increase of $2,100,887 compared with $1,178,263 for the same period last year. The increase in research and development expenses was due to:
  - Manufacturing of clinical material for the HepaVaxx  B  Phase
     I trial
  - Increase  in  number  of staff members and  salary  increases awarded to staff
  - Elevated use of third party consultants to accelerate HepaVaxx B preclinical activities
  - Completion of OcclusinT 50 Injection preclinical activities including manufacturing) and ongoing Phase I clinical trial Decrease in government assistance received

General and administrative expenses for the third quarter were $716,737, an increase of $327,065 compared with $389,672 for the corresponding period last year. General and administrative expenses for the nine-month period ended September 30, 2005, totaled $2,325,743 an increase of $1,190,767 compared with $1,134,976 for the same period last year. The increase in general and administrative expenses was due to:
  - Consulting and professional fees associated with investor relations and corporate communication activities
  - Increase  in  number  of staff members and  salary  increases awarded to staff
  - Costs related to the acquisition of AltaRex Medical Corp. Elevated insurance premiums and expanded insurance coverage (director & officer insurance)
  - Stock-based   compensation  expense  recorded   for   options
     granted

On September 7, 2005 the Company completed a brokered private placement of 4,035,665 units for gross proceeds of $4,035,665. Each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of $1.20 for a period of 2 years. The broker for the private placement received cash of 7% of the gross proceeds and 403,567 broker warrants as a commission. Each broker warrant entitles the broker to acquire one common share of the Company for $1.20 per share until September 9, 2007.

At September 30, 2005, the Company's cash and cash equivalents totaled $8,319,266 as compared with $9,462,988 as at December 31, 2004. As such, the Company believes it has adequate financial resources to fund planned operations into the third quarter of 2006. During the three and nine-month periods ended September 30, 2005 the Company raised $1,963,136 and $3,179,195 from the completion of the private placement, exercise of warrants and stock options net of share issuance and normal course issuer bid costs.

At September 30, 2005, the Company had 58,608,545 shares outstanding. The number of stock options outstanding at September 30, 2005 was 6,120,200 and could generate proceeds of $3,906,450 if exercised. As at September 30, 2005, 12,935,519 warrants were outstanding. Subsequent to the end of the quarter, 9,886,720 warrants expired on October 14, 2005. The remaining warrants if exercised could generate proceeds of $4,391,158.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx's most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B & C and solid tumors.

ViRexx's lead product, OvaRexr MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx's licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

   THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION
                        CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Marc Canton         Ross Marshall        Kim Golodetz
Chief     Operating Investor Relations   Investor Relations
Officer             The  Equicom  Group  Lippert/Heilshorn &
ViRexx      Medical Inc.                 Associates Inc.
Corp.               Tel: (800) 385 5451  Tel: (212) 838 -3777
Tel: (780) 989-6717 ext. 238             Fax: (212) 838 -4568
Fax: (780) 436-0068 Fax: (416) 815-0080  kgolodetz@lhai.com
mcanton@virexx.com  rmarshall@equicomgr
                    oup.com

Summary financial statements attached: